Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221591

PROSPECTUS SUPPLEMENT NO. 1 DATED May 15, 2019

(to Prospectus dated April 19, 2019)

U.S. EQUITY CUMULATIVE DIVIDENDS FUND—SERIES 2027

U.S. EQUITY EX-DIVIDEND FUND—SERIES 2027, SERIES OF

METAURUS EQUITY COMPONENT TRUST

This supplement (“Supplement No. 1”) contains information which amends, supplements or modifies certain information contained in the prospectus of Metaurus Equity Component Trust dated April 19, 2019 (“Prospectus”). You should read this supplement together with the Prospectus since the information contained herein supplements the information contained in the Prospectus. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

Shares of the U.S. Equity Cumulative Dividends Fund—Series 2027 and the U.S. Equity Ex-Dividend Fund—Series 2027 are listed on NYSE Arca under the symbol “IDIV” and “XDIV,” respectively.

Investing in the Shares involves significant risks. See “Risk Factors” starting on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered or determined if the Prospectus or this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 1 is May 15, 2019.

I. Charges

Effective as of the date of this Supplement No. 1, the Funds shall adopt a unitary fee structure pursuant to which each Fund will pay the Sponsor a management fee as set forth below in consideration of the services provided by the Sponsor and other services provided to each Fund that the Sponsor pays directly (the “Management Fee”). Following the adoption of the unitary fees structure, the Sponsor will pay for all the routine operational, administrative, and other ordinary expenses of each Fund, as determined by the Sponsor, as set forth in the Prospectus and this Supplement No. 1. The Funds will pay for certain other expenses and all of the Funds’ extraordinary fees and expenses, if any, as determined by the Sponsor, as set forth in the Prospectus and this Supplement No. 1.

A.  The entire “Charges” section of the Prospectus beginning on page 8 of the Prospectus is hereby deleted and replaced with the following:

Management Fee

Effective as of the date of this Supplement No. 1, the Dividend Fund will pay the Sponsor a Management Fee equal to 0.87% per year of the Dividend Fund’s average daily net assets, calculated and payable monthly in arrears, or pro rata for any partial month. The Ex-Dividend Fund will pay the Sponsor a Management Fee equal to 0.58% per year of the Ex-Dividend Fund’s average daily net assets, calculated and payable monthly in arrears, or pro rata for any partial month.

Average daily net assets are calculated by dividing the month-end net assets of a Fund by the number of calendar days in such month, or pro rata for any partial month, as applicable. The Management Fee is paid by each Fund in consideration of the services provided by the Sponsor to such Fund, including procuring the services of such Fund’s service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by such Fund.

The Sponsor will reimburse each Fund to the extent the Management Fee paid and/or accrued by such Fund during the 30-day period beginning on the date of this Supplement No. 1 exceeds the fees and expenses such Fund would have otherwise borne under the non-unitary fee structure in place prior to the date of this Supplement No. 1.

Previously, the Sponsor had voluntarily waived a portion of its Management Fee from the Funds. Effective as of the date of this Supplement No. 1, the Sponsor is no longer waiving its Management Fee from the Funds.

Creation and Redemption Basket Fees

In connection with the creation and redemption of Baskets, Authorized Participants will pay the Funds a transaction fee per Basket equal to $250.00. From this transaction fee, the Funds will pay any transaction costs and fees associated with the purchase or sale of any futures contracts acquired for or sold by the Funds. In addition, to the extent that cash is delivered or received in lieu of any of the Deposit Instruments upon the creation or redemption of Shares by an Authorized Participant, such Authorized Participants will pay an additional variable charge of up to 2% of the value of the cash that is delivered or received in lieu of any of the Deposit Instruments to a Fund to pay for any additional transaction costs and fees and price changes associated with the purchase or disposition of any of the Deposit Instruments. The transaction fees are expected to cover the fees charged by NFA and compensation to the Clearing FCM and may be subject to change from time to time. The Sponsor, in its sole discretion, has paid and may continue to pay creation fees on behalf of Authorized Participants. There is no guarantee that the Sponsor will continue to do so. Under the terms of the relevant Authorized Participant Agreement, Authorized Participants creating or redeeming Baskets will also be obligated to pay any taxes, governmental charges or stock transfer or similar fees in connection with such creation or redemption.

Trading and Transaction Costs and Fees

Each Fund will pay (or will reimburse the Clearing FCM if previously paid) any other transaction costs and fees associated with trading of the Fund’s instruments (including floor brokerage, exchange, clearing, give-up, user and NFA fees) that are not related to the creation and redemption of Baskets. Such costs and fees are currently estimated at approximately 0.01% of the NAV of the Dividend Fund per year and 0.01% of the NAV of the Ex-Dividend Fund per year, although it is impossible to predict exactly the amount of transaction costs and fees payable by a Fund.

Extraordinary Fees and Expenses

Each Fund pays all of such Fund’s extraordinary fees and expenses, if any, as determined by the Sponsor. Extraordinary fees and expenses are likely to include non-recurring or unusual fees and expenses such as: (a) subsequent offering expenses; and (b) litigation costs, legal claims and liabilities – both formal and threatened – and the incurring of legal fees and expenses, and the settlement of claims and litigation, and any permitted indemnification payments related thereto including without limitation, (1) fees and expenses in connection with bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation; and (2) formal or informal regulatory investigation-related fees or expenses and liabilities. The Sponsor has discretion to treat other unanticipated expenses as extraordinary fees and expenses. Routine operational, administrative and other ordinary fees and expenses will not be deemed extraordinary fees and expenses.

B. The entire “CHARGES” section of the Prospectus beginning on page 42 of the Prospectus is hereby deleted and replaced with the following:

Management Fee

Effective as of the date of this Supplement No. 1, the Dividend Fund will pay the Sponsor a Management Fee equal to 0.87% per year of the Dividend Fund’s average daily net assets, calculated and payable monthly in arrears, or pro rata for any partial month. The Ex-Dividend Fund will pay the Sponsor a Management Fee equal to 0.58% per year of the Ex-Dividend Fund’s average daily net assets, calculated and payable monthly in arrears, or pro rata for any partial month.

Average daily net assets are calculated by dividing the month-end net assets of a Fund by the number of calendar days in such month, or pro rata for any partial month, as applicable. The Management Fee is paid by each Fund in consideration of the services provided by the Sponsor to such Fund, including procuring the services of such Fund’s service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by such Fund.

The Sponsor will reimburse each Fund to the extent the Management Fee paid and/or accrued by such Fund during the 30-day period beginning on the date of this Supplement No. 1 exceeds the fees and expenses such Fund would have otherwise borne under the non-unitary fee structure in place prior to the date of this Supplement No. 1.

Previously, the Sponsor had voluntarily waived a portion of its Management Fee from the Funds. Effective as of the date of this Supplement No. 1, the Sponsor is no longer waiving its Management Fee from the Funds.

Creation and Redemption Basket Fees

In connection with the creation and redemption of Baskets, Authorized Participants will pay the Funds a transaction fee per Basket equal to $250.00. From this transaction fee, the Funds will pay any transaction costs and fees associated with the purchase or sale of any futures contracts acquired for or sold by the Funds. In addition, to the extent that cash is delivered or received in lieu of any of the Deposit Instruments upon the creation or redemption of Shares by an Authorized Participant, such Authorized Participants will pay an additional variable charge of up to 2% of the value of the cash that is delivered or received in lieu of any of the Deposit Instruments to a Fund to pay for any additional transaction costs and fees and price changes associated with the purchase or disposition of any of the Deposit Instruments. The transaction fees are expected to cover the fees charged by NFA and compensation to the Clearing FCM and may be subject to change from time to time. The Sponsor, in its sole discretion, has paid and may continue to pay creation fees on behalf of Authorized Participants. There is no guarantee that the Sponsor will continue to do so. Under the terms of the relevant Authorized Participant Agreement, Authorized Participants creating or redeeming Baskets will also be obligated to pay any taxes, governmental charges or stock transfer or similar fees in connection with such creation or redemption.

Trading and Transaction Costs and Fees

Each Fund will pay (or will reimburse the Clearing FCM if previously paid) any other transaction costs and fees associated with trading of the Fund’s instruments (including floor brokerage, exchange, clearing, give-up, user and NFA fees) that are not related to the creation and redemption of Baskets. Such costs and fees are currently estimated at approximately 0.01% of the NAV of the Dividend Fund per year and 0.01% of the NAV of the Ex-Dividend Fund per year, although it is impossible to predict exactly the amount of transaction costs and fees payable by a Fund.

Extraordinary Fees and Expenses

Each Fund pays all of such Fund’s extraordinary fees and expenses, if any, as determined by the Sponsor. Extraordinary fees and expenses are likely to include non-recurring or unusual fees and expenses such as: (a) subsequent offering expenses; and (b) litigation costs, legal claims and liabilities – both formal and threatened – and the incurring of legal fees and expenses, and the settlement of claims and litigation, and any permitted indemnification payments related thereto including without limitation, (1) fees and expenses in connection with bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation; and (2) formal or informal regulatory investigation-related fees or expenses and liabilities. The Sponsor has discretion to treat other unanticipated expenses as extraordinary fees and expenses. Routine operational, administrative and other ordinary fees and expenses will not be deemed extraordinary fees and expenses.

II. Advisory Committee and Officer Expenses

A.  The last sentence in the paragraph under the heading “Advisory Committee” on page 4 of the Prospectus is hereby deleted.

B.  The defined term “Advisory Committee and Officer Expenses” on page 87 of the Prospectus is hereby deleted in its entirety.

III. The “Performance” section of the Prospectus is hereby deleted and replaced with the following:

PERFORMANCE

From inception to April 30, 2019

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool: U.S. Equity Cumulative Dividends Fund—Series 2027

Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA

Inception of Fund: February 5, 2018

First Day of Public Trading: February 6, 2018

Aggregate Subscriptions: $4,845,892 through April 30, 2019

Current Net Asset Value: $4,280,634 at April 30, 2019

Largest monthly draw-down*: 8.69% December 2018

Worst peak to valley draw-down: 12.02% March 2018 - December 2018

Date	Month	NAV	Cash Distributions	Rate of Return
2/5/2018	Inception	$13.73
2/28/2018	February	$13.92	$0.0700	1.89%
3/31/2018	March	$13.87	$0.0900	0.29%
4/30/2018	April	$13.38	$0.0900	-2.89%
5/31/2018	May	$13.40	$0.1000	0.89%
6/30/2018	June	$13.20	$0.1025	-0.73%
7/31/2018	July	$13.26	$0.0950	1.18%
8/31/2018	August	$13.31	$0.1200	1.28%
9/30/2018	September	$13.15	$0.1200	-0.30%
10/31/2018	October	$12.60	$0.0800	-3.57%
11/30/2018	November	$12.55	$0.1200	0.56%
12/31/2018	December	$11.32	$0.1400	-8.69%
2018	Total Performance		$1.1275	-10.08%
1/31/2019	January	$12.06	$0.0525	7.00%
2/28/2019	February	$12.12	$0.1050	1.37%
3/31/2019	March	$12.13	$0.1250	1.11%
4/30/2019	April	$12.23	$0.0950	1.61%
	1/1/2019 to 4/30/2019		$0.3775	11.44%
	Inception to 4/30/2019		$1.5050	0.20%

*	“Draw-down” means losses experienced by a Fund over a specified period.

From inception to April 30, 2019

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool: U.S. Equity Ex-Dividend Fund—Series 2027

Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA

Inception of Fund: February 5, 2018

First Day of Public Trading: February 6, 2018

Aggregate Subscriptions: $13,144,749 through April 30, 2019

Current Net Asset Value: $15,014,042.18 at April 30, 2019

Largest monthly draw-down*: 9.36% December 2018

Worst peak to valley draw-down: 14.80% September 2018 - December 2018

Date	Month	NAV	Rate of Return
2/5/2018	Inception	$51.48
2/28/2018	February	$53.78	4.47%
3/31/2018	March	$51.91	-3.48%
4/30/2018	April	$52.25	0.65%
5/31/2018	May	$53.70	2.78%
6/30/2018	June	$54.15	0.84%
7/31/2018	July	$56.36	4.08%
8/31/2018	August	$58.43	3.67%
9/30/2018	September	$58.66	0.39%
10/31/2018	October	$53.91	-8.10%
11/30/2018	November	$55.14	2.28%
12/31/2018	December	$49.98	-9.36%
2018	Total Performance		-2.91%
1/31/2019	January	$54.27	8.58%
2/28/2019	February	$56.13	3.43%
3/31/2019	March	$57.44	2.33%
4/30/2019	April	$60.06	4.56%
	1/1/2019 to 4/30/2019		20.17%
	Inception to 4/30/2019		16.67%

*	“Draw-down” means losses experienced by a Fund over a specified period.

VI. Break-Even Threshold

The entire disclosure under the heading “Break-Even Threshold” on page 5 of the Prospectus is hereby deleted and replaced with the following:

Assuming an initial selling price of $12.23 per Share, which equals the NAV per Share of the Dividend Fund as of April 30, 2019, in order for a hypothetical investment in Shares in the Dividend Fund to “break even” over the next 12 months, the investment would have to generate a 0.00% or $0.000 per annum return per Share.

Assuming an initial selling price of $60.06 per Share, which equals the NAV per Share of the Ex-Dividend Fund as of April 30, 2019, for a hypothetical investment in Shares in the Ex-Dividend Fund to “break even” over the next 12 months, the investment would have to generate a 0.00% or $0.000 per annum return per Share.

For more information, please see the section “Break-Even Analysis” beginning on page 44.

VII. Break-Even Analysis

The entire “Break-Even Analysis” section of the Prospectus beginning on page 44 of the Prospectus is hereby deleted and replaced with the following:

Break-Even Analysis

Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Dividend Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $12.23 (the NAV per Share of the Dividend Fund as of April 30, 2019).

Closing NAV per Share as of 4/30/2019*	$12.23

	$	%
Management Fee (1)	0.106	0.87%
Estimated Trading and Transactions Fees (2)	0.001	0.01%
Interest Income (3)	(0.281)	(2.30)%
Amount of Trading Income Required for the Fund’s NAV at the End of One Year to Equal the Closing NAV as of 4/30/2019 (4)	(0.174)
Percent of Closing NAV as of 4/30/2019 to break-even (4)	(0.00)%

*	Assumes that the Shares have a constant NAV per Share of $12.23. The price per Share at which an investor purchases or sells Shares may be different from the Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.

1	As of the date of this Supplement No. 1, the Dividend Fund will pay the Sponsor a Management Fee equal to 0.87% per year of the Dividend Fund’s average daily net assets, calculated and payable monthly in arrears. The Management Fee is paid in consideration of the services provided by the Sponsor, including procuring the services of the Dividend Fund’s other service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by the Dividend Fund.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.

3	The Dividend Fund earns interest on the cash and Treasury Securities held by the Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest earned per year can be expected to decline as securities mature and cash distributions are made to Shareholders.

4	Based on certain interest rates, expense and other assumptions, the sum of expenses and interest income is a negative number (an expense of (1.42%) of the estimated per-Share price, or expressed as a dollar amount, ($0.174) of the estimated per-Share price), implying a negative amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to zero.

Ex-Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Ex-Dividend Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $60.06 (the NAV per Share as of April 30, 2019).

Closing NAV per Share as of 4/30/2019*	$60.06

	$	%
Management Fee (1)	0.354	0.58%
Estimated Trading and Transactions Fees (2)	0.006	0.01%
Interest Income (3)	(1.411)	(2.35)%
Amount of Trading Income Required for the Fund’s NAV at the End of One Year to Equal the Closing NAV as of 4/30/2019 (4)	(1.051)
Percent of Closing NAV as of 4/30/2019 to break-even (4)		0.00%

* Assumes that the Shares have a constant NAV per Share of $60.06. The price per Share at which an investor purchases or sells Shares may be different from the Ex-Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.

1	As of the date of this Supplement No. 1, the Ex-Dividend Fund is contractually obligated to pay the Sponsor a Management Fee equal to 0.58% per year of the Ex-Dividend Fund’s average daily net assets, calculated and payable monthly in arrears. The Management Fee is paid in consideration of the services provided by the Sponsor, including procuring the services of the Ex-Dividend Fund’s other service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by the Ex-Dividend Fund.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.

3	The Ex-Dividend Fund will earn interest on the cash and Treasury Securities held by the Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest per year can be expected to decline as securities mature and cash distributions are made to Shareholders.

4	Based on certain interest rate, expense and other assumptions, the sum of expenses and interest income is a negative number (an expense of (1.75%) of the estimated per-Share price, or expressed as a dollar amount, ($1.051) of the estimated per-Share price), implying a negative amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to zero.

VIII. Telephone Number of the Sponsor

All references in the Prospectus to the telephone number of the Sponsor, including, without limitation at pages 3, 10, 39, and 86 are replaced with the following telephone number: (201) 683-7979.